March 10, 2015

VIA EMAIL AND MAIL

Kathryn Jacobson

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

China Yida Holding Co.

Form 10-K for Fiscal Year Ended December 31, 2013 as Amended

Filed March 31, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 14, 2014

File No. 001-34567

Dear Mr. Jacobson:

China Yida Holding Co. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 23, 2015, regarding the Company’s Form 10-K for Fiscal Year ended December 31, 2013 as amended, filed March 31, 2014 and Form 10-Q for Fiscal Quarter ended September 30, 2014, filed on November 14, 2014.For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2013

Consolidated Statements of Cash Flows, page F-6

1.	We note your response to comments 1, 2 and 5. Please amend your filings as stated in your response.

Response:

       In response to the Staff’s comments, the Company has filed the amended filings on March 5, 2015.

2.	We have considered your response to prior comment 3.

●	Please expand your analysis to address your other attractions in your tourism segment, including Ming Dynasty Entertainment World, Yang-shen Paradise and the City of Caves which you discuss on page 8 and 9.

Response:

The Company does not believe pronouncement ASC 853 (ASU 2014-05) will have any impact on the Company’s presentation of property, plant, and equipment of other attractions including Ming Dynasty Entertainment World, Yang-sheng Paradise and the City of Caves.

Ming Dynasty Entertainment World was developed by Anhui Yida Tourism Development Co. Ltd. (“Anhui Yida”), a joint venture 60% and 40% owned by Yida (Fujian) Tourism Group Ltd. (“Fujian Yida”) and Anhui Xingguang Investment Group Ltd (“Anhui Xingguang”), respectively.  On June 3, 2013, Fujian Yida entered into a stock transfer agreement with Anhui Xingguang, pursuant to which Anhui Xingguang assumed all the equity interest in Anhui Yida as well as all the assets and liabilities of Anhui Yida, including its two subsidiaries. Ming Dynasty Entertainment World was transferred to Anhui Xingguang pursuant to the stock transfer agreement as of June 3, 2013. Therefore, the evaluation of future impact of ASC 853 (ASU 2014-05) in connection with the Company’s presentation of property, plant, and equipment will not include the evaluation of Ming Dynasty Entertainment World.

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As for Yang-Sheng Paradise, the Company obtained the land use rights to develop Yang-sheng paradise in 2011. Under the property laws of the People’s Republic of China, obtaining the land use rights gives the owner the right to possess, utilize, dispose of and obtain profits from the infrastructure on the land. Therefore, the Company has possessed ownership of the infrastructure in the Yang-sheng Paradise since 2011, and ASC 853shall not be applicable to Yan-sheng paradise.

Please see the response of the last bullet point in regard to the evaluation of the City of Caves.

●	We note your disclosure on page F-16 of your total property, plant and equipment. Please provide us with the amount of property, plant and equipment (cost and accumulated depreciation) in your tourism segment for each of your projects and/or attractions. Please provide this information separately for Buildings and Improvements and Attractions.

Please see below for the amount of property, plant, and equipment (cost and accumulated depreciation) and such information for buildings, improvements, and attractions in our tourism segment of each project/attraction.

	Great Golden Lake	Yunding	Hua'anTulou	Yang-Sheng Paradise	City of Caves	Total
Property, plant, and equipment Cost	$42,810,771	$83,950,260	$5,055,920	$90,559,210	$14,194,646	$236,570,806
Accumulated depreciation	$8,893,711	$7,760,857	$511,919	$1,894,761	$883,022	$19,944,270
Buildings, improvements, and attractions Cost	$42,595,710	$80,055,268	$4,929,892	$88,358,214	$14,061,451	$230,000,535
Accumulated depreciation	$8,791,867	$5,823,883	$414,605	$1,801,084	$834,899	$17,666,338

●	We note your disclosure on page 10 that the City of Caves was not officially opened. Please explain why you have not reported the costs associated with this project as construction work in progress.

Response:

As of December 31, 2013, the costs associated with the City of Caves primarily included road improvements of $14,061,451. The construction of these roads had been completed as of December 31, 2013, and therefore the costs were not reported as construction work in progress.

●	It appears in your response that you have concluded that your arrangements are not in the scope of ASC 853 because the government counterparty (grantor) does not control the residual value of the infrastructure. Your conclusions appear to be based on the requirement of the grantor to pay you for the value of the infrastructure, in its condition, when it is purchased by the grantor. It appears that in these instances you will no longer control the infrastructure itself after it is purchased by the grantor. Instead the grantor will control the infrastructure. Please explain in greater detail why the requirement of the government counterparty to pay you for what remains of the infrastructure at the end of the term of the arrangement does not result in the grantor controlling the infrastructure at the end of the arrangement.

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Response:

The Company does not believe that ASC 853 (ASU 2014-05) is applicable to the Company’s accounting treatment and presentation of property, plant, and equipment. We have evaluated the attractions of Yunding Park, Hua’anTulou, and the City of Caves in accordance with ASC 853-10-15-3: “A public-sector entity includes a governmental body or an entity to which the responsibility to provide public service has been delegated. In a service concession arrangement, both of the following conditions exist” as follows:

a.	“The grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them, and at what price.”

In the Company’s case, the local governments do not control nor have the ability to modify or approve the services the Company provides with the infrastructure, to whom it must provide them, or at what price.

b.	“The grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement.”

According to the “Yunding Park Cooperative Development Agreement (the “Agreement”)” between the Yongtai County Government and Hong Kong Yi Tat International Investment Co., Ltd, Ltd. (a subsidiary of the Company), Yongtai County Government agrees to pay the Company for the infrastructure constructed by the Company in the resort at fair market value appraised by a third-party appraiser upon the expiration of the Agreement. However, such fair market value has to be agreed upon by both parties (i.e. the Company and Yongtai County Government), and if no consensus can be reached, the Company is entitled to continue operating and profiting from the resorts and the infrastructure. In other words, the same as a regular business transaction, despite that Yongtai County Government may propose to buy at the end of the Agreements, without the Company’s consent to sell at a price agreed upon by the Company, the local government does not control, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the Agreement. As a result, the Agreement is not subject to ASC 853 hereunder. Hua’anTulou and the City of Caves have substantially similar arrangements with the local governments as those of Yunding Park. Therefore, ASC 853 shall not be applicable to the Company’s operations of all three destinations.

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The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Joan Wu, Esq., at (212) 370-1300.

Very truly yours,

/s/ YongxiLin
YongxiLin

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